As filed with the Securities and Exchange Commission on April 3, 2000
                                                      Registration No. 333-92913
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   POST-EFFECTIVE AMENDMENT NO. 2 TO FORM SB-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                        ALAMOGORDO FINANCIAL CORPORATION
                 (Name of Small Business Issuer in its Charter)

           Federal                          6712                       74-2819148
(State or Other Jurisdiction of        (Primary Standard             (I.R.S. Employer
 Incorporation or Organization)     Industrial Classification)     identification number)

                                 500 10th Street
                             Alamogordo, New Mexico
                                 (505) 437-9334
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               R. Miles Ledgerwood
                      President and Chief Executive Officer
                                 500 10th Street
                          Alamogordo, New Mexico 88310
                                 (505) 437-9334
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                                 Eric Luse, Esq.
                             Kenneth R. Lehman, Esq.
                      Luse Lehman Gorman Pomerenk & Schick
                     5335 Wisconsin Avenue, N.W., Suite 400
                             Washington, D.C. 20015

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box: [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] Registration Number 333-92913

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                                             CALCULATION OF REGISTRATION FEE
=========================================================================================================================
                                                                   Proposed         Proposed maximum
        Title of each class of               Amount to be      maximum offering         aggregate            Amount of
     securities to be registered              registered       price per share     offering price (1)    registration fee
-------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.10 par value per share    1,101,643 shares         $10.00             $11,016,430             (2)
-------------------------------------------------------------------------------------------------------------------------
Participation Interests                          (3)                                                           (4)
=========================================================================================================================

--------
(1)  Estimated solely for the purpose of calculating the registration fee.

(2) The registration fee of $3,063 was paid on December 16, 1999, upon the initial filing of the Registration Statement.

(3) Includes an indeterminate number of interests to purchase the Common Stock pursuant to the Alamogordo Federal Savings and Loan Association 401(k) Profit Sharing Plan.

(4) The securities of Alamogordo Financial Corporation to be purchased by the Alamogordo Federal Savings and Loan Association 401(k) Profit Sharing Plan as adopted by the Alamogordo Federal Savings and Loan Association are included in the amount shown for Common Stock. However, Pursuant to Rule 457(h) of the Securities Act of 1933,as amended, no separate fee is required for the participation interests. Pursuant to such rule, the amount being registered has been calculated on the basis of the number of shares of Common Stock that may be purchased with the current assets of such plan.

PROSPECTUS SUPPLEMENT


                        ALAMOGORDO FINANCIAL CORPORATION

                      Up to 640,751 Shares of Common Stock

================================================================================

Alamogordo Financial Corporation, the holding company for Alamogordo Federal Savings and Loan Association, is offering shares of its common stock for a purchase price of $10.00 per share. Alamogordo Financial Corporation is the wholly-owned subsidiary of AF Mutual Holding Company. The shares we are offering will represent between 28.0% and 38.0% of the shares of common stock outstanding after the offering. AF Mutual Holding Company will own between 72.0% and 62.0% of our shares outstanding after the offering. We expect that Alamogordo Financial's common stock will be quoted on the OTC Bulletin Board under the symbol "ALMO."

================================================================================

                              TERMS OF THE OFFERING

                             Price: $10.00 Per Share


                                                                       Adjusted
                                        Minimum        Maximum         Maximum
                                        -------        -------         -------
Number of shares ...............         303,450         557,175         640,751
Underwriting commissions
 and fixed expenses ............      $  650,000      $  650,000      $  650,000
Net proceeds ...................      $2,385,000      $4,922,000      $5,758,000
Net proceeds per share .........      $     7.86      $     8.83      $     8.99


          The Adjusted Maximum column reflects that we may increase the maximum number of shares that we may sell to up to 640,751 shares. We will not sell more than 557,175 shares
         unless the Office of Thrift Supervision approves the increase.
               Subscribers are not required to be notified of any
                 increase in the number of shares that we sell.
                               -------------------

       This Investment Involves a High Degree of Risk, Including Possible
                               Loss of Principal.

            PLEASE READ THE RISK FACTORS BEGINNING ON PAGE 12 OF THE
                       PROSPECTUS DATED FEBRUARY 11, 2000
                    AND PAGE 6 OF THIS PROSPECTUS SUPPLEMENT

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. It is illegal for anyone to tell you otherwise.

We are offering the common stock on a best efforts basis, and subject to certain other conditions. The minimum number of shares that you may purchase is 25 shares. Payments received prior to closing will be held in an account at Alamogordo Federal Savings and Loan Association which will bear interest at Alamogordo Federal Savings and Loan Association's passbook rate.

                               ------------------

                          KEEFE, BRUYETTE & WOODS, INC.

                               ------------------


            The date of this prospectus supplement is April ___, 2000

                             ADDITIONAL INFORMATION

     This prospectus supplement updates the pro forma effect, capitalization and regulatory capital of Alamogordo Financial and Alamogordo Federal as a result of an updated independent appraisal, as well as a change to the number of shares offered in the stock offering. This prospectus supplement should be read in conjunction with the prospectus dated February 11, 2000.

     Another copy of the February 11, 2000 prospectus may be obtained should you desire one, from the Stock Information Center, located at 500 10th Street, Alamogordo, New Mexico or by calling (505) 443-2521. To ensure that each purchaser receives a prospectus supplement and an additional copy of the February 11 prospectus, in a timely manner, requests must be received at least 48 hours prior to 12:00 Noon, local time, April ____, 2000, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934. No prospectus supplement or prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the Stock Election Form will confirm receipt or delivery in accordance with Rule 15c2-8.

     Alamogordo Financial has filed with the Securities and Exchange Commission a post-effective amendment to a registration statement under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus supplement does not contain all the information set forth in the registration statement. Such information, including the updated appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including Alamogordo Financial. The statements contained in this prospectus supplement as to the contents of any contract or other document filed as an exhibit to the post effective registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

     In addition, Alamogordo Financial has filed a post-effective amendment to its Application on Form MHC-2 with respect to the stock issuance. Pursuant to the rules and regulations of the OTS, this prospectus supplement omits certain information, including the updated appraisal valuation, contained in the application. The Application may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Midwest Regional Office of the Office of Thrift Supervision located at 122 West John Carpenter Freeway, Suite 600, Irving, Texas 75039-2010.

     A copy of the Stock Issuance Plan and the charter and bylaws of Alamogordo Financial, Alamogordo Federal and AF Mutual Holding Company are available without charge from Alamogordo Federal. Requests for such information should be directed to: Corporate Secretary, Alamogordo Financial, 500 10th Street, Alamogordo, New Mexico.

The following information relates to certain material changes from the prospectus dated February 11, 2000. Other than as presented below, this prospectus supplement is qualified in its entirety by the more detailed information contained in the February 11 prospectus.

                              THE EXTENDED OFFERING

Summary

         This supplement amends the prospectus dated February 11, 2000 of Alamogordo Financial Corporation. Pursuant to the February 11 prospectus,
Alamogordo Financial offered up to 972,038 shares of its common stock at a purchase price of $10.00 per share. Alamogordo Financial is extending the stock offering and changing some of the terms of the stock offering, and the purpose of the prospectus supplement is to describe these changes. You should read the February 11 prospectus in conjunction with this prospectus supplement. The information presented in this supplement supersedes information contained in the February 11 prospectus. You may obtain a copy of the February 11 prospectus by contacting the Stock Information Center. The shares of common stock offered by the prospectus supplement are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency. TO FULLY UNDERSTAND THE OFFERING, YOU SHOULD CAREFULLY READ THIS ENTIRE PROSPECTUS SUPPLEMENT AND THE FEBRUARY 11 PROSPECTUS.

Change in the Independent Valuation

         January 21, 2000 Appraisal. As described in the Prospectus dated February 11, 2000, RP Financial advised Alamogordo Financial that in its opinion, dated January 21, 2000, the estimated pro forma market value of the common stock of Alamogordo Financial on a fully converted basis, ranged from a minimum of $12.75 million to a maximum of $17.25 million with a midpoint of $15.0 million. The board of directors of Alamogordo Financial determined that the common stock should be sold at $10.00 per share and that of the shares outstanding immediately after the offering, 49.0% should be held by purchasers in the offering, and 51.0% should be held by AF Mutual Holding Company. Based on the estimated valuation range and the purchase price, the February 11, 2000 prospectus assumed that the number of shares of Alamogordo Financial's common stock that would be outstanding upon completion of the stock offering would range from 1,275,000 to 1,725,000, and the number of shares of Alamogordo
Financial's common stock offered in the stock offering ranged from between 624,750 shares to 845,250 shares, with a midpoint of 735,000 shares. Based on these assumptions, the number of shares that AF Mutual Holding Company would own after the offering would range from 650,250 to 879,750. The February 11, 2000 prospectus provided that the estimated valuation range could be amended with the approval of the Office of Thrift Supervision, if required, or if necessitated by subsequent developments in the financial condition of Alamogordo Financial and Alamogordo Federal or market conditions generally.

         March 17, 2000 Updated Appraisal. RP Financial has prepared an updated appraisal, and has advised Alamogordo Financial that in its opinion, dated March 17, 2000, the estimated pro forma market value of the common stock of Alamogordo Financial on a fully converted basis, ranged from a minimum of $10.8 million to a maximum of $15.0 million with a midpoint of $12.75 million. The board of directors of Alamogordo Financial affirmed its prior decision that the common stock should be sold at $10.00 per share. Based on the results of the offering period that concluded on March 15, 2000, the Board of Directors determined that of the shares outstanding immediately after the offering, between 28.0% and 38.0% should be held by purchasers in the offering, and between 72.0% and 62.0%, respectively, should be held by AF Mutual Holding Company. Based on the estimated valuation range and the purchase price, the number of shares of Alamogordo Financial's common stock that will be outstanding upon completion of the stock offering will range from 1,083,750 to 1,466,250, and the number of shares of Alamogordo Financial's common stock that will be sold in the stock offering will range from between 303,450 shares to 557,175 shares, with a midpoint of 420,750 shares. Based on these assumptions, the number of shares that AF Mutual Holding Company will own after the offering will range from 671,925 to 909,075.

         RP Financial indicated that the basis for the decrease in the updated appraisal was primarily (i) current market conditions in that the prices of thrift stocks generally having declined subsequent to January 21, 2000, (ii) prices of thrift stocks in several recent conversion offerings have decreased below their initial offering prices, (iii) prices of mutual holding company stocks in most recent conversion offerings have decreased below their initial offering prices, and (iv) the level of subscriptions in the offering as of March 15, 2000, which amounted to $2.3 million, exclusive of any ESOP subscriptions. Alamogordo Financial believes that recent increases in market rates of interest may have contributed significantly to the decline in market conditions and that future increases, if any, may also have an adverse effect on market conditions.

         Although the decrease in the independent appraisal may make Alamogordo Financial's common stock more attractive to investors since each dollar invested will likely result in a larger percentage of Alamogordo Financial being purchased by the investor, there can be no assurance that it reflects the actual market value of Alamogordo Financial or that resales of the common stock may be made at or above the price for which the shares were purchased.

Changing, Maintaining or Cancelling Your Original Order

         If you submitted an order prior to the date of this prospectus supplement and you wish to MAINTAIN or to CHANGE you original order, you must sign and return the enclosed stock election form so that it is received no later than 12:00, Noon, local time, April ____, 2000. IF WE DO NOT RECEIVE YOUR STOCK ELECTION FORM WE WILL AUTOMATICALLY CANCEL YOUR ORIGINAL ORDER, AND EITHER CANCEL YOUR WITHDRAWAL AUTHORIZATION OR PROMPTLY RETURN YOUR SUBSCRIPTION FUNDS WITH INTEREST.

Change in the Deadline for Orders of Common Stock

         The extended community offering will terminate at 12:00 Noon, local time, on April ___, 2000. We may further extend the offering termination date without notifying you that we are doing so. We will need regulatory approval to extend the offering beyond April 29, 2000.

Terms of the Offering and Marketing Arrangements

         As described above, Alamogordo Financial affirmed its decision that the common stock should be sold at $10.00 per share. Based on the results of the offering period that concluded on March 15, 2000, the Board of Directors determined that of the shares outstanding immediately after the offering, between 28.0% and 38.0% should be held by purchasers in the offering, and between 72.0% and 62.0%, respectively, should be held by AF Mutual Holding Company. The percentage of the outstanding shares that will be owned by stockholders other than AF Mutual Holding Company may range from 28.0% to 38.0% at all levels of the appraised value range. For example, at the minimum of the offering range Alamogordo Financial may sell any number of shares between 303,450 shares (28.0%) and 411,825 shares (38.0%).

         We are offering between 303,450 and 557,175 shares of common stock in the offering. After the offering, AF Mutual Holding Company will own between 671,925 and 909,075 shares of common stock, and our total outstanding shares will be between 1,083,750 and 1,466,250. As a result of changes in financial markets, the number of shares we sell in the offering and issue to AF Mutual Holding Company may increase by up to 15%. If we increase the number of shares by 15%, then we will sell between 472,132 and 640,751 shares in the offering, we will issue between 1,045,436 and 1,214,155 shares to AF Mutual Holding Company, and we will have a total of 1,686,187 shares outstanding after the offering. If we increase the number of shares we issue by no more than 15%, you will not have the opportunity to change or cancel your stock order. The offering price is $10.00 per share. Keefe, Bruyette & Woods, Inc. will use its best efforts to assist us in selling our stock.

Changes in Limits On Your Purchase of Common Stock

         We have not changed the purchase limitations in the offering. Your orders for common stock will be limited in the following ways:

          o    the minimum order is 25 shares;

          o in the subscription offering, the maximum amount that may be purchased by an individual depositor or group of depositors with a single deposit account is $150,000;

          o in the community offering, the maximum amount that an individual may purchase is $150,000;

          o the total amount that an individual with his or her associates may purchase is $200,000; and

          o if we receive orders for a greater number of shares than we are offering, then we will allocate the shares that we issue as described in "The Stock Offering--Limitations on Stock Purchases" in the February 11 prospectus. As a result, you may receive a smaller number of shares than you ordered.

For additional information on these purchase limitations see "The Stock Offering--Limitations on Stock Purchases" in the February 11 prospectus.

How We Intend to Use the Proceeds We Raise From the Offering

         Alamogordo Financial intends to contribute 50% of the offering proceeds to Alamogordo Federal. Because the offering proceeds will be less than the amount described in the February 11 prospectus, the actual amount that will be contributed will to Alamogordo Federal will be less. Assuming we sell 420,000 shares at the midpoint of the offering, and our offering expenses are $650,000, we intend to distribute the net proceeds from the offering as follows:

          o    $1.8 million will be contributed to Alamogordo Federal;

          o $336,000,000 will be loaned to the employee stock ownership plan of Alamogordo Federal to fund its purchase of common stock; and

          o    $1.4 million will be retained by Alamogordo Financial.

         Alamogordo Financial continues to intend to use the net proceeds retained from the offering as a possible source of funds to finance the acquisition of other financial institutions and other businesses, pay dividends to stockholders, repurchase common stock, purchase mortgage-backed and investment securities, or for other general corporate purposes. Alamogordo Federal may use the proceeds it receives to establish or acquire additional branch offices, fund new loans, purchase mortgage-backed and investment securities, fund the recognition and retention plan or for general corporate purposes. Because the amount of the proceeds will be less than the amount described in the February 11 prospectus, Alamogordo Financial will probably be less likely to be able to complete an acquisition.

Changes in the Additional Compensation and Benefits That Our Directors, Officers and Employees Will Have After the Stock Offering

         The benefit plans that we intend to provide for our officers, directors and employees have not changed. Stock benefits will continue to be offered to these persons at no cost to them. As described in the February 11 prospectus, the number of shares that will be awarded under these plans is based on a percentage of the shares sold in the offering. Because the number of shares that is being offered has been decreased from the number offered pursuant to the February 11 prospectus, the actual number of shares that will be awarded pursuant to these plans will be less. As we stated in the February 11 prospectus, we will not implement a stock option plan or recognition and retention plan unless our stockholders approve them. We do not expect to ask our stockholders to approve these plans until at least six months after we complete the offering. We expect that these plans will purchase in the open market the shares to fund the awards, although the plans may be funded from our authorized but unissued shares.

Proposed Purchases of Common Stock by Management

         Because the size of the offering has been reduced, the percentage of the outstanding shares that will be owned by management will increase. The following table presents certain information as to the approximate purchases of common stock by each of our directors and by executive officers as a group, including their associates, as defined by applicable regulations. No individual has entered into a binding agreement to purchase these shares and, therefore, actual purchases could be more or less than indicated. For purposes of the following table, sufficient shares are assumed to be available to satisfy subscriptions in all categories. Our directors and executive officers and their associates, and our employees will pay the same price as all other subscribers for the shares for which they subscribe.

                                                       As a Percentage of Shares Sold
                                                      ----------------------------------
                                            Number       Minimum          Adjusted
                                              of           of              Maximum
              Name               Amount    of Shares  Offering Range   of Offering Range
              ----               ------    ---------  --------------   -----------------
Robert W. Hamilton ............ $150,000     15,000         4.9%            2.3%
S. Thomas Overstreet ..........  150,000     15,000         4.9             2.3
Marilyn L. Mott ...............   50,000      5,000         1.6              *
Earl E. Wallin ................   50,000      5,000         1.6              *
R. Miles Ledgerwood ...........   50,000      5,000         1.6              *
Executive officers who are
 not directors (4 persons) ....   86,000      8,600         2.8             1.3
                                --------   --------        ----             ---
  Total to be purchased by
   directors and executive
   officers ................... $536,000     53,600        17.7%            8.4%
                                ========   ========        ====             ===


How You May Obtain Additional Information Regarding the Offering

     If you have any questions regarding the offering, please call the Stock Information Center at (505) 443- 2521.

                             ADDITIONAL RISK FACTOR

     You should consider carefully the following risk factor, in addition to those disclosed in the February 11 prospectus, before deciding whether to invest in our common stock.

Our Common Stock Will Not be Liquid.

     Because we are offering fewer shares than we offered pursuant to the February 11 prospectus, our common stock will be even less liquid that we stated in the February 11 prospectus. As we stated in the February 11 prospectus, we have never issued common stock to the public. Consequently, there is no established market for the common stock. We expect that the common stock will trade on the over-the-counter market with quotations available the OTC Bulletin Board after the offering. We do not believe that a liquid trading market in shares of our common stock will develop. Persons purchasing shares may not be able to sell their shares when they desire if a liquid trading market does not develop or sell them at a price equal to or above the initial offering price of $10.00 per share even if a liquid trading market develops.

               ALAMOGORDO FEDERAL'S REGULATORY CAPITAL COMPLIANCE

     At December 31, 1999, Alamogordo Federal exceeded each of its regulatory capital requirements. Set forth below is a summary of Alamogordo Federal's compliance with the OTS capital standards as of December 31, 1999, on an historical and pro forma basis assuming that the indicated number of shares were sold for $10.00 per share as of such date and receipt by Alamogordo Federal of 50% of the net proceeds. For purposes of the table below, the amount expected to be borrowed by the ESOP and the cost of the shares expected to be acquired by the recognition and retention plan are deducted from pro forma regulatory capital. See "Management."



                            At or for the Year Ended December 31, 1999
                     Based On the Sale of Common Stock for $10.00 Per Share
                     ------------------------------------------------------
                                                     10,837,500
                                                     Independent
                                                      Valuation
                               Historical              303,450
                             At December 31,           Shares
                                   1999               Sold (1)
                            -----------------    -------------------
                                      Percent               Percent
                                        of                    of
                            Amount   Assets(2)    Amount    Assets(2)
                            ------   ---------    ------    ---------
GAAP capital ...........   $22,702     14.5%     $23,530     14.9%
Tangible capital:
Tangible capital(3) ....   $22,679     14.4%     $23,507     14.9%
Requirement ............     2,357      1.5        2,373      1.5
                             -----      ---        -----      ---
Excess .................   $20,323     12.9%     $21,135     13.4%
                           =======     ====      =======     ====
Core capital:
Core capital(3) ........   $22,679     14.4%     $23,507     14.9%
Requirement(4) .........     4,713      3.0        4,745      3.0
                             -----      ---        -----      ---
Excess .................   $17,966     11.4%     $18,762     11.9%
                           =======     ====      =======     ====
Risk-based capital:
Risk-based capital(3)(5)   $23,108     29.9%     $23,943     30.7%
Requirement ............     6,187      8.0        6,229      8.0
                             -----      ---        -----      ---
Excess .................   $16,921     21.9%     $17,714     22.7%
                           =======     ====      =======     ====


                                    At or for the Year Ended December 31, 1999
                               Based On the Sale of Common Stock for $10.00 Per Share
                            ------------------------------------------------------------
                                           $12,750,000 Independent Valuation
                            ------------------------------------------------------------
                                 357,000               420,750                484,500
                                  Shares                Shares                 Shares
                                   Sold                  Sold                   Sold
                            -----------------    -------------------  ------------------
                                      Percent               Percent             Percent
                                       of                    of                  of
                            Amount   Assets(2)   Amount    Assets(2)  Amount   Assets(2)
                            ------   ---------   ------    ---------  ------   ---------
GAAP capital ...........   $23,734     15.0%     $23,976     15.1%    $24,218    15.3%
Tangible capital:
Tangible capital(3) ....   $23,711     15.0%     $23,953     15.1%    $24,195    15.2%
Requirement ............     2,376      1.5        2,381      1.5       2,385     1.5
                             -----      ---        -----      ---       -----     ---
Excess .................   $21,334     13.5%     $21,572     13.6%    $21,810    13.7%
                           =======     ====      =======     ====     =======    ====
Core capital:
Core capital(3) ........   $23,711     15.0%     $23,953     15.1%    $24,195    15.2%
Requirement(4) .........     4,753      3.0        4,761      3.0       4,770     3.0
           --                -----      ---        -----      ---       -----     ---
Excess .................   $18,958     12.0%     $19,192     12.1%    $19,425    12.2%
                           =======     ====      =======     ====     =======    ====
Risk-based capital:
Risk-based capital(3)(5)   $24,148     31.0%     $24,392     31.2%    $24,636    31.5%
Requirement ............     6,239      8.0        6,250      8.0       6,262     8.0
                             -----      ---        -----      ---       -----     ---
Excess .................   $17,909     23.0%      18,141     23.2%    $18,374    23.5%
                           =======     ====       ======     ====     =======    ====

                               At or for the Year Ended December 31, 1999
                        Based On the Sale of Common Stock for $10.00 Per Share
                        ------------------------------------------------------
                                   14,662,500          16,861,875
                                   Independent         Independent
                                    valuation           valuation
                                     557,175             640,751
                                      Shares              Shares
                                     Sold (2)              Sold
                              ------------------    ------------------
                                         Percent               Percent
                                          of                    of
                               Amount   Assets(2)   Amount    Assets(2)
                               ------   ---------   ------    ---------
GAAP capital ...........      $24,494     15.4%     $24,812     15.6%
Tangible capital:
Tangible capital(3) ....      $24,471     15.4%     $24,789     15.5%
Requirement ............        2,390      1.5        2,396      1.5
Excess .................      $22,081     13.9%     $22,393     14.0%
Core capital:
Core capital(3) ........      $24,471     15.4%     $24,789     15.5%
Requirement(4) .........        4,780      3.0        4,792      3.0
Excess .................      $19,691     12.4%     $19,997     12.5%
Risk-based capital:
Risk-based capital(3)(5)      $24,914     31.8%     $25,234     32.1%
Requirement ............        6,275      8.0        6,290      8.0
Excess .................      $18,639     23.8%     $18,944     24.1%

-----------------------
(1) As adjusted to give effect to a 15% increase in the number of shares outstanding after the offering which could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares, or changes in market conditions or general financial and economic conditions following the commencement of the offering.
(2) Tangible capital levels are shown as a percentage of tangible assets. Core capital levels are shown as a percentage of total adjusted assets.
     Risk-based  capital  levels  are  shown as a  percentage  of  risk-weighted assets.
(3) Pro forma capital levels assume that Alamogordo Federal funds the recognition and retention plan, which purchases in the open market 4% of the common stock sold in the stock offering at a price equal to the price for which the shares are sold in the offering, and that the ESOP purchases 8% of the shares sold in the stock offering. See "Management" in the February 11 prospectus for a discussion of the recognition and retention plan and ESOP.
(4) The current core capital requirement for savings associations is 3% of total adjusted assets. The OTS has proposed core capital requirements that would require a core capital ratio of 3% of total adjusted assets for thrifts that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other thrifts. See "Regulation--Standards for Safety and Soundness--Capital Requirements" in the February 11 prospectus.
(5) Assumes net proceeds are invested in assets that carry a risk-weighting equal to the average risk weighting of Alamogordo Federal's risk weighted assets as of December 31, 1999.

                      ALAMOGORDO FINANCIAL'S CAPITALIZATION

     The following table presents the historical consolidated capitalization of Alamogordo Financial at December 31, 1999, and the pro forma consolidated capitalization after giving effect to the stock offering, based upon the sale of the number of shares indicated in the table and the other assumptions set forth under "Pro Forma Data."

                                                                      At or for the Year Ended December 31, 1999
                                                                 Based On the Sale of Common Stock for $10.00 Per Share
                                                    --------------------------------------------------------------------------------
                                                    10,837,500                                             14,662,500    16,861,875
                                                    Independent     $12,750,000 Independent Valuation      Independent   Independent
                                                     Valuation    -------------------------------------     Valuation     Valuation
                                       Historical     303,450      357,000       420,750       484,500       557,175       640,751
                                       December 31,   Shares        Shares        Shares        Shares        Shares        Shares
                                          1999        Sold(1)        Sold          Sold          Sold         Sold(2)        Sold
                                          ----        -------        ----          ----          ----         -------        ----
Deposits(2) .......................... $ 123,351    $ 123,351     $ 123,351     $ 123,351     $ 123,351     $ 123,351     $ 123,351
FHLB advances ........................    10,000       10,000        10,000        10,000        10,000        10,000        10,000
                                       ---------    ---------     ---------     ---------     ---------     ---------     ---------
Total deposits and borrowed funds .... $ 133,351    $ 133,351     $ 133,351     $ 133,351     $ 133,351     $ 133,351     $ 133,351
                                       =========    =========     =========     =========     =========     =========     =========
Stockholders' equity:
Preferred Stock, $.10 par value,
 10,000,000 shares authorized;
 none to be issued(3) ................ $      --    $     108     $     128     $     128     $     128     $     147     $     169
Common Stock, $.10 par value per
 share: 10,000,000 shares
 authorized; shares to be issued
 as reflected
Additional paid-in capital(3) ........        --        2,276         2,793         3,430         4,068         4,775         5,589
Retained earnings ....................    22,702       22,702        22,702        22,702        22,702        22,702        22,702
Less:
Common Stock acquired by ESOP(4) .....        --         (243)         (286)         (337)         (388)         (446)         (513)
Common Stock acquired by
 recognition and retention plan(5) ...        --         (121)         (143)         (168)         (194)         (223)         (256)
                                       ---------    ---------     ---------     ---------     --------      ---------     ---------
Total stockholders' equity ........... $  22,702    $  24,722     $  25,194     $  25,755     $  26,316     $  26,955     $  27,691
                                       =========    =========     =========     =========     =========     =========     =========
Total stockholders' equity
 as a percentage of pro forma
 total assets ........................     14.49%       15.58%        15.83%        16.12%        16.42%        16.75%        17.13%
                                       =========    =========        ======         =====        ======         =====         =====

---------
(1) As adjusted to give effect to a 15% increase in the number of shares outstanding after the offering which could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares, or changes in market conditions or general financial and economic conditions following the commencement of the offering.
(2) Does not reflect withdrawals from deposit accounts for the purchase of common stock in the offering. Such withdrawals would reduce pro forma deposits by the amount of such
(3) Reflects the sale of shares in the offering. Does not include proceeds from the offering that will be loaned to the ESOP to enable it to purchase shares in the offering. No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan that Alamogordo Financial expects to adopt. If such plan is approved by stockholders, an amount equal to 10% of the shares of common stock issued in the offering will be reserved for issuance upon the exercise of options. See "Management" in the February 11 prospectus.
(4) Assumes that 8% of the shares sold in the offering will be purchased by the ESOP and that the funds used to acquire the ESOP shares will be borrowed from Alamogordo Financial. The common stock acquired by the ESOP is reflected as a reduction of stockholders' equity. See "Management--Benefit Plans" in the February 11 prospectus.
(5) Assumes that, subsequent to the stock offering, 4% of the shares of common stock sold in the stock offering is purchased by the recognition and retention plan in the open market. The common stock to be purchased by the recognition and retention plan is reflected as a reduction of stockholders' equity. See"Pro Forma Data" and "Management" in the February 11 prospectus. The recognition and retention plan will not be implemented for at least six months after the stock offering and until it has been approved by stockholders.

                                 PRO FORMA DATA

     We are not able to determine the actual net proceeds from the sale of the common stock until the offering is completed. However, we estimate that net proceeds will be between $2.4 million and $4.9 million, or $5.8 million if the maximum of the independent valuation is increased by 15%. Our estimate is based on the assumption that the total expenses, including the marketing fees paid to Keefe, Bruyette & Woods, will be approximately $650,000.

     We calculated the pro forma consolidated net income and stockholders' equity of Alamogordo Financial for the six months ended December 31, 1999 and the year ended June 30, 1999, as if the common stock had been sold at the beginning of those periods and the net proceeds had been invested at 5.95% and 5.09% for the six months ended December 31, 1999 and the year ended June 30, 1999, respectively. We chose these yields because they represent the yields on the one-year U.S. treasury bill at December 31, 1999 and at June 30, 1999. In light of changes in interest rates in recent periods, Alamogordo Financial believes these rates more accurately reflect pro forma reinvestment rates than the arithmetic average method which assumes reinvestment of the net proceeds at a rate equal to the average of the yield on interest earning assets and the cost of deposits for these periods. We assumed a tax rate of 38% for both periods. This results in an after-tax yield of 3.69% for the six months ended December 31, 1999 and 3.16% for the year ended June 30, 1999.

     We calculated historical and pro forma per share amounts by dividing historical and pro forma amounts of pro forma consolidated net income and stockholders' equity by the indicated number of shares of common stock. We adjusted these figures to give effect to the shares purchased by the employee stock ownership plan. We computed per share amounts for each period as if the common stock was outstanding at the beginning of the periods, but we did not adjust per share historical or pro forma stockholders' equity to reflect the earnings on the estimated net proceeds. As discussed under "How We Intend to Use the Proceeds from the Offering" in the February 11 prospectus. Alamogordo Financial intends to retain 50% of the net proceeds from the offering and intends to make a loan to the employee stock ownership plan to fund the employee stock ownership plan's purchase of 8% of the common stock issued in the offering. The loan is assumed to be repaid in substantially equal principal payments over a period of years.

     The following table gives effect to the recognition and retention plan, which we expect to adopt following the stock offering and present, along with the stock option plan, to stockholders for approval at least six months following the completion of the stock offering. If the recognition and retention plan is approved by stockholders, the restricted stock plan will acquire an amount of common stock equal to 4% of the shares of common stock issued in the offering if the plan is adopted within one year of the stock offering, and 5% if the plan is adopted thereafter, either through open market purchases or from authorized but unissued shares of common stock, if permissible. In preparing the table below we assumed that stockholder approval has been obtained and that the recognition and retention plan purchases in the open market a number of shares equal to 4% of the shares sold in the offering at the same price for which they were sold in the stock offering. The stock is assumed to be awarded under the program in awards that vest gradually over five years.

     The following table does not give effect to:

     o    the shares to be reserved for issuance under the stock option plan;

     o withdrawals from deposit accounts for the purpose of purchasing common stock in the stock offering;

     o    Alamogordo Financial's results of operations after the stock offering;
          or

     o    the market price of the common stock after the stock offering.

     The following pro forma information may not represent the financial effects of the stock offering at the date on which the stock offering actually occurs and you should not use the table to indicate future results of operations. Pro forma stockholders' equity represents the difference between the stated amount of assets and liabilities of Alamogordo Financial computed in accordance with generally accepted accounting principles. We did not increase or decrease stockholders' equity to reflect the difference between the carrying value of loans and other assets and market value. Pro forma stockholders' equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to stockholders if we liquidated.

                                                          At or for the Year Ended December 31, 1999
                                                    Based On the Sale of Common Stock for $10.00 Per Share
                                       -----------------------------------------------------------------------------------------
                                       10,837,500                                                    14,662,500      16,861,875
                                       Independent          $12,750,000 Independent Valuation        Independent     Independent
                                        Valuation     -------------------------------------------     Valuation       Valuation
                                         303,450        357,000        420,750         484,500         557,175         640,751
                                         Shares          Shares         Shares          Shares          Shares          Shares
                                         Sold(1)          Sold           Sold            Sold           Sold(2)          Sold
                                         -------          ----           ----            ----           -------          ----
Gross proceeds ....................   $     3,035     $     3,570     $    4,208     $     4,845     $     5,572      $   6,408
Expenses ..........................           650             650            650             650             650            650
                                              ---             ---            ---             ---             ---           ----
 Estimated net proceeds ...........         2,385           2,920          3,558           4,195           4,922          5,758
 Common stock purchased by ESOP(2)           (243)           (286)          (337)           (388)           (446)          (513)
 Common stock purchased by
  recognition and retention plan(3)          (121)           (143)          (168)           (194)           (223)          (256)
                                             ----            ----           ----            ----            ----          -----
Estimated net proceeds after
 adjustment for stock benefit plans   $     2,020     $     2,492     $    3,053     $     3,614     $     4,253      $   4,989
                                      ===========     ===========     ==========     ===========     ===========      =========

For the six months ended
 December 31, 1999:
Net income:
  Historical ......................   $       388     $       388     $      388     $       388     $       388      $     388
Pro forma adjustments:
  Income on net proceeds ..........            37              46             56              67              78             92
  ESOP(2) .........................            (8)             (9)           (10)            (12)            (14)           (16)
Recognition and retention plan(3) .            (8)             (9)           (10)            (12)            (14)           (16)
                                               --              --            ---             ---             ---            ---
      Pro forma net income ........   $       409     $       416     $      424     $       431     $       438      $     448
                                      ===========     ===========     ==========     ===========     ===========      =========
Net income per share:
  Historical ......................   $      0.37     $      0.31     $     0.31     $      0.31     $      0.27      $    0.24
Pro forma adjustments:
  Income on net proceeds ..........          0.03            0.04           0.05            0.05            0.05           0.06
  ESOP(2) .........................         (0.01)          (0.01)         (0.01)          (0.01)          (0.01)         (0.01)
  Recognition and retention plan(3)         (0.01)          (0.01)         (0.01)          (0.01)          (0.01)         (0.01)
                                            -----           -----          -----           -----           -----         ------
    Pro forma net income per
       share(2)(3)(4) .............   $      0.38     $      0.33     $     0.34     $      0.34     $      0.30      $    0.28
                                      ===========     ===========     ==========     ===========     ===========      =========
Offering price to pro forma net
 income per share .................         13.16x          15.15x         14.71x          14.71x          16.67x         17.86x
                                            =====           =====          =====           =====           =====          =====
Shares considered outstanding in
 calculating pro forma net income
 per share ........................     1,060,688       1,247,868      1,243,023       1,238,178       1,423,905      1,637,490
                                        =========       =========      =========       =========       =========      =========


At December 31, 1999:
Stockholders' equity:
  Historical ......................   $    22,702     $    22,702     $   22,702     $    22,702     $    22,702      $  22,702
  Estimated net proceeds ..........         2,385           2,290          3,558           4,195           4,922          5,758
  Less: Common stock acquired by
          ESOP(2) .................          (243)           (286)          (337)           (388)           (446)          (513)
        Common stock acquired by
          recognition and
          retention plan(3) .......          (121)           (143)          (168)           (194)           (223)          (256)
                                             ----            ----           ----            ----            ----           ----
   Pro form stockholders' equity(5)   $    24,722     $    25,194     $   25,755     $    26,316     $    26,955      $  27,691
Stockholders' equity per share:
Historical ........................   $     20.95     $     17.81     $    17.81     $     17.81     $     15.48      $   13.46
Estimated net proceeds ............          2.20            2.29           2.79            3.29            3.36           3.41
Less:  Common stock acquired
 by ESOP(2) .......................         (0.22)          (0.22)         (0.26)          (0.30)          (0.30)         (0.30)
Common stock acquired by
 recognition and retention plan(3)          (0.11)          (0.11)         (0.13)          (0.15)          (0.15)         (0.15)
                                            -----           -----          -----           -----           -----          -----
  Pro forma stockholders'
      equity per share(3)(4)(5) ...   $     22.82     $     19.77     $    20.21     $     20.65     $     18.39      $   16.42
                                      ===========     ===========     ==========     ===========     ===========      =========
Offering price as a percentage
 of pro forma stockholders'
 equity per share .................         43.82%          50.58%         49.48%          48.43%          54.38%         60.90%
                                            =====           =====          =====           =====           =====          =====
Shares considered outstanding
 in calculating offering price as
 a percentage of pro forma
 stockholders' equity per share ...     1,083,750       1,275,000      1,275,000       1,275,000       1,466,250      1,686,168
                                        =========       =========      =========       =========       =========      =========
Minority ownership percentage (6) .          28.0%           28.0%          33.0%           38.0%           38.0%          38.0%
                                        =========       =========      =========       =========       =========      =========

                                                          At or for the Year Ended December 31, 1999
                                                    Based On the Sale of Common Stock for $10.00 Per Share
                                       -----------------------------------------------------------------------------------------
                                       10,837,500                                                    14,662,500     16,861,875
                                       Independent          $12,750,000 Independent Valuation        Independent    Independent
                                        Valuation     -------------------------------------------     Valuation      Valuation
                                         303,450        357,000        420,750         484,500         557,175        640,751
                                         Shares          Shares         Shares          Shares          Shares         Shares
                                         Sold(1)          Sold           Sold            Sold           Sold(2)         Sold
                                         -------          ----           ----            ----           -------         ----
Gross proceeds .....................   $     3,035     $     3,570     $     4,208     $     4,845     $     5,572     $     6,408
Expenses ...........................           650             650             650             650             650             650
                                       -----------     -----------     -----------     -----------     -----------     -----------
  Estimated net proceeds ...........         2,385           2,920           3,558           4,195           4,922           5,758
  Common stock purchased by
   ESOP(2)
  Common stock purchased by
   recognition and retention plan(3)          (243)           (286)           (337)           (388)           (446)           (513)
Estimated net proceeds after
 adjustment for stock benefit plans           (121)           (143)           (168)           (194)           (223)           (256)
                                       -----------     -----------     -----------     -----------     -----------     -----------
                                       $     2,020     $     2,492     $     3,053     $     3,614     $     4,253     $     4,989
                                       ===========     ===========     ===========     ===========     ===========     ===========
FOR THE FISCAL YEAR ENDED
 JUNE 30, 1999:
Net income:
  Historical .......................   $       679     $       679     $       679     $       679     $       679     $       679
Pro forma adjustments:
  Income on net proceeds ...........            64              79              96             114             134             157
  ESOP(2) ..........................           (15)            (18)            (21)            (24)            (28)            (32)
Recognition and retention plan(3) ..           (15)            (18)            (21)            (24)            (28)            (32)
                                       -----------     -----------     -----------     -----------     -----------     -----------
     Pro forma net income ..........   $       713     $       722     $       733     $       745     $       757     $       772
                                       ===========     ===========     ===========     ===========     ===========     ===========
Net income per share:
  Historical .......................   $      0.64     $      0.54     $      0.55     $      0.55     $      0.48     $      0.14
Pro forma adjustments:
  Income on net proceeds ...........          0.06            0.06            0.08            0.09            0.09            0.10
  ESOP(2) ..........................         (0.01)          (0.01)          (0.02)          (0.02)          (0.02)          (0.02)
  Recognition and retention plan(3)          (0.01)          (0.01)          (0.02)          (0.02)          (0.02)          (0.02)
                                       -----------     -----------     -----------     -----------     -----------     -----------
     Pro forma net income per
       share(2)(3)(4) ..............   $      0.68     $      0.58     $      0.59     $      0.60     $      0.53     $      0.47
Offering price to pro forma net
 income per share ..................         14.71x          17.24x          16.95x          16.67x          18.87x          21.28x
                                       ===========     ===========     ===========     ===========     ===========     ===========
Shares considered outstanding in
 calculating pro forma net income
 per share .........................     1,061,902       1,249,296       1,244,706       1,240,116       1,426,133       1,640,053
                                       ===========     ===========     ===========     ===========     ===========     ===========
AT JUNE 30, 1999:
Stockholders' equity:
  Historical .......................   $    22,441     $    22,441     $    22,441     $    22,441     $    22,441     $    22,441
  Estimated net proceeds ...........         2,385           2,920           3,558           4,195           4,922           5,758
  Less: Common stock acquired by
         ESOP(2) ...................          (243)           (286)           (337)           (388)           (446)           (513)
        Common stock acquired by
        recognition and retention
         plan(3) ...................          (121)           (143)           (168)            194)           (223)           (256)
                                       -----------     -----------     -----------     -----------     -----------     -----------
  Pro form stockholders' equity(5) .   $    24,461     $    24,933     $    25,494     $    26,055     $    26,694     $    27,430
                                       ===========     ===========     ===========     ===========     ===========     ===========
Stockholders' equity per share:
  Historical .......................   $     20.71     $     17.60     $     17.60     $     17.60     $     15.31     $     13.31
  Estimated net proceeds ...........          2.20            2.29            2.79            3.29            3.36            3.41
  Less: Common stock acquired by
         ESOP(2) ...................         (0.22)          (0.22)          (0.26)          (0.30)          (0.30)          (0.30)
        Common stock acquired by
         recognition and retention
         plan(3) ...................         (0.11)          (0.11)          (0.13)          (0.15)          (0.15)          (0.15)
                                       -----------     -----------     -----------     -----------     -----------     -----------
  Pro forma stockholders' equity
      per share(3)(4)(5) ...........   $     22.58     $     19.56     $     20.00     $     20.44     $     48.22     $     16.27
                                       ===========     ===========     ===========     ===========     ===========     ===========
Offering price as a percentage of
 pro forma stockholders' equity per
 share .............................         44.29%          51.12%          50.00%          48.92%          54.88%          61.46%
                                       ===========     ===========     ===========     ===========     ===========     ===========
Shares considered outstanding in
 calculating offering price
 as a percentage of pro forma
 stockholders' equity per share ....     1,083,750       1,275,000       1,275,000       1,275,000       1,466,250       1,686,187
                                       ===========     ===========     ===========     ===========     ===========     ===========
Minority ownership percentage (6) ..          28.0%           28.0%           33.0%           38.0%           38.0%           38.0%
                                       ===========     ===========     ===========     ===========     ===========     ===========

---------
(footnotes on following page)

(1) As adjusted to give effect to a 15% increase in the number of shares outstanding after the offering which could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares, or changes in market conditions or general financial and economic conditions following the commencement of the offering.
(2) It is assumed that 8% of the shares sold in the stock offering will be purchased by the ESOP. For purposes of this table, the funds used to acquire such shares are assumed to have been borrowed by the ESOP from Alamogordo Financial. The amount to be borrowed is reflected as a reduction of stockholders' equity. Alamogordo Federal intends to make annual contributions to the ESOP in an amount at least equal to the principal and interest requirement of the debt. Alamogordo Federal's total annual payment of the ESOP debt is based upon ten equal annual installments of principal, with an assumed interest rate of 8.5%. The pro forma net earnings information makes the following assumptions: (i) Alamogordo Federal's contribution to the ESOP is equivalent to the debt service requirement for the period presented and was made at the end of the period; (ii) 1,214, 1,428, 1,683, 1,938, 2,229, and 2,563 shares at the five ranges presented in the table, respectively, were committed to be released during the six months ended December 30, 1999, at an average fair value equal to the price for which the shares are sold in the stock offering in accordance with Statement of Position ("SOP") 93-6; (iii) 2,428, 2,856, 3,366, 3,876,
     4,457, and 5,126 shares at the five ranges presented in the table, respectively, were committed to be released during the year ended June 30, 1999, at an average fair value equal to the price for which the shares are sold in the stock offering in accordance with SOP 93-6; and (iv) only the ESOP shares committed to be released were considered outstanding for purposes of the net earnings per share calculations.
(3) Gives effect to the recognition and retention plan expected to be adopted following the stock offering. This plan intends to acquire a number of shares of common stock equal to 4% of the shares sold in the stock offering either through open market purchases or from authorized but unissued shares of common stock or treasury stock of Alamogordo Financial, if any. Funds used by the recognition and retention plan to purchase the shares will be contributed to the plan by Alamogordo Federal. In calculating the pro forma effect of the recognition and retention plan, it is assumed that the shares were acquired by the plan in open market purchases at the beginning of the period presented for a purchase price equal to the price for which the shares are sold in the stock offering, and that 10% and 20% of the amount contributed was an amortized expense during the six months ended December 30, 1999 and the fiscal year ended June 30, 1999, respectively. The issuance of authorized but unissued shares of the common stock to the recognition and retention plan instead of open market purchases would dilute the voting interests of existing stockholders by approximately 2%. In addition, if the recognition and retention plan purchases shares in the open market, then pro forma net earnings per share for the six months ended June 30, 1999 would be $0.38, $0.33, $0.34, $.035, $0.31, and $0.27, and pro forma stockholders' equity per share at June 30, 1999 would be $22.68, $19.66, $20.06, $20.48, $18.26, and $16.32 at the five ranges presented in the table, respectively, and pro forma net earnings per share for the fiscal year ended June 30, 1999 would be $0.67, $0.59, $0.58, $0.60, $0.53, and $0.47, and pro forma stockholders' equity per share at June 30, 1999 would be $22.44, $19.46, $19.86, $20.28, $18.09, and $16.17 at the five ranges presented in the table, respectively, respectively. There can be no assurance that the actual purchase price of the shares granted under the recognition and retention plan will be equal to the Subscription Price.
(4)  No effect has been given to the  issuance  of  additional  shares of common stock pursuant to the stock option plan expected to be adopted by Alamogordo Financial following the stock offering. Under the stock option plan, an amount equal to 10% of the common stock sold in the stock offering will be reserved for future issuance upon the exercise of options to be granted under the stock option plan. The issuance of common stock pursuant to the exercise of options under the stock option plan will result in the dilution of existing stockholders' interests. Assuming all options were exercised at the end of the period at an exercise price equal to the price for which the shares were sold in the offering, existing stockholders' voting interest would be diluted by approximately 4.5%. In addition, if the shares to fund the option plan are purchased in the open market, then pro forma net earnings per share for the six months ended December 30, 1999 would be $0.38, $0.32, $0.33, $.034, $0.30, and $0.27 and pro forma stockholders' equity per share at December 30, 1999 and would be $22.46, $19.49, $19.87, $20.25, $18.08, and $16.19, at the five ranges presented in the table, respectively, and pro forma net earnings per share for the fiscal year ended June 30, 1999 would be $0.67, $0.58, $0.58, $0.59, $0.52, and $0.46, and pro forma stockholders' equity per share at June 30, 1999 would be $22.22, $19.29, $19.67, $20.06, $17.90, and $16.04, at the five ranges presented in the table, respectively. There can be no assurance that the actual purchase price of the shares purchased by the stock option Plan will be $10.00 per share.
(5) The retained earnings of Alamogordo Federal will continue to be substantially restricted after the stock offering.
(6) Minority ownership percentage represents the percentage of the outstanding shares that are assumed to be owned by stockholders other than AF Mutual Holding Company. The minority ownership percentage may range from 28.0% to 38.0% at each of the minimum, midpoint maximum or adjustment maximum of the appraised value range.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                   FORM 10-QSB

(Mark One)

[X] QUARTERLY  REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 For the quarterly period ended December 31, 1999.

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

    For the transition period from _______________ to _______________

                         Commission file number 0-29655


                        Alamogordo Financial Corporation
                        --------------------------------
        (Exact name of small business issuer as specified in its charter)

   United States of America                              74-2819148
--------------------------------            ------------------------------------
(State or other jurisdiction of             (IRS Employer Identification Number)
incorporation or organization)

                  500 10th Street, Alamogordo, New Mexico 88310
                    (Address of principal executive offices)

                                 (505) 437-9334
                            Issuer's telephone number

--------------------------------------------------------------------------------

Former name, former address and former fiscal year, if changed since last report

                      APPLICABLE ONLY TO CORPORATE ISSUERS:

     State the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: 10 shares of common stock par value $.10 per share.

Transitional Small Business Disclosure Format (check one): Yes [ ]  No [x]

                        ALAMOGORDO FINANCIAL CORPORATION

                                      INDEX

                                                                     Page
                                                                     ----
PART I.   FINANCIAL INFORMATION

          Item 1. Consolidated Financial Statements

          Consolidated Balance Sheets as of
            December 31, 1999 and June 30, 1999....................... 1

          Consolidated Statements of Income for the
            three months and six months ended
            December 31, 1999 and 1998................................ 2

          Consolidated Statements of Changes in Equity
            for the six months ended
            December 31, 1999......................................... 3

          Consolidated Statements of Cash Flows for the
            six months ended
            December 31, 1999 and 1998................................ 4

          Notes to Consolidated Financial Statements.................. 5

          Item 2. Management's Discussion and Analysis
                   of Financial Condition and Results of
                   Operations......................................... 6

PART II.  OTHER INFORMATION........................................... 8

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS


                        Alamogordo Financial Corporation
                        Consolidated Balance Sheets as of
                       December 31, 1999 and June 30, 1999
                                   (Unaudited)

                                                           At             At
                                                      December 31,     June 30,
                                                          1999           1999
                                                       ---------      ---------
                                                         (Dollars in thousands)
ASSETS
Cash and cash equivalents ........................     $   7,088      $   8,472
Securities:
      Available for sale .........................        15,723         17,030
      Held to maturity ...........................         5,215          3,473
Loans, net .......................................       117,451        115,949
Real estate owned, net ...........................            52             --
Premises and equipment, net ......................         8,585          8,745
Stock in Federal Home Loan Bank, at cost .........         1,370          1,332
Accrued interest .................................           881            955
Other assets .....................................           320            202
                                                       ---------      ---------
    Total assets .................................     $ 156,685      $ 156,158
                                                       =========      =========

LIABILITIES AND EQUITY
Deposits .........................................     $ 123,351      $ 122,460
Escrows ..........................................           489          1,006
Accrued interest and other liabilities ...........           143            251
Advances from Federal Home Loan Bank .............        10,000         10,000
                                                       ---------      ---------
   Total liabilities .............................       133,983        133,717
                                                       ---------      ---------

STOCKHOLDERS' EQUITY
Common Stock, par value $.10 per share;
 10,000,000 shares authorized,
 100 shares issued ...............................            --             --
Retained earnings, substantially restricted ......        23,098         22,710
Accumulated other comprehensive income ...........          (396)          (269)
                                                       ---------      ---------
    Total stockholders' equity ...................        22,702         22,441
                                                       ---------      ---------

Total liabilities and stockholders' equity .......     $ 156,685      $ 156,158
                                                       =========      =========

                        Alamogordo Financial Corporation
                        Consolidated Statements of Income
                    for the Three Months and Six Months Ended
                           December 31, 1999 and 1998
                                   (Unaudited)


                                         Three Months Ended    Six Months Ended
                                             December 31,         December 31,
                                          -----------------    ----------------
                                            1999     1998       1999      1998
                                            ----     ----       ----      ----
Interest income:
  Interest and fees on loans ..........   $ 2,287   $ 2,251   $ 4,577   $ 4,463
  Interest on securities ..............       258       305       485       690
  Interest on mortgage-backed
   securities .........................        43        61        87       118
  Interest on other interest
   bearing assets .....................        59       169       132       319
                                          -------   -------   -------   -------
   Total interest income ..............     2,647     2,786     5,281     5,590

Interest expense:
  Interest on deposits ................     1,547     1,750     3,078     3,519
  Interest on FHLB and other
   borrowings .........................       127       127       250       254
                                          -------   -------   -------   -------
   Total interest expense .............     1,674     1,877     3,328     3,773
                                          -------   -------   -------   -------
    Net interest income ...............       973       909     1,953     1,817

Provision for loan losses .............        --        --        --        --
                                          -------   -------   -------   -------
  Net interest income, after
   provision for loan losses ..........       973       909     1,953     1,817
                                          -------   -------   -------   -------

Other income (loss)
  Service charges and fees ............        49        32        95        61
  Gain (loss) on sale of real
   estate owned .......................        --        --        29        (9)
  Gain (loss) on sale of
   premises and equipment .............        --        --        --        --
  Other ...............................        35        33        68        66
                                          -------   -------   -------   -------
   Total other income .................        84        65       192       118
                                          -------   -------   -------   -------

Other expenses
  Salaries and benefits ...............       338       322       657       623
  Occupancy ...........................       164       164       343       315
  Data processing fees ................        64        82       128       211
  Federal insurance premiums
   and other insurance expense ........        29        30        58        61
  Advertising .........................        28        19        54        33
  Other ...............................       173       134       322       293
                                          -------   -------   -------   -------
   Total other expenses ...............       796       751     1,562     1,536
                                          -------   -------   -------   -------
   Income before income taxes .........       261       223       583       399
                                          -------   -------   -------   -------

Provision for income taxes ............       102        66       195       104
                                          -------   -------   -------   -------
   Net income .........................   $   159   $   157   $   388   $   295
                                          =======   =======   =======   =======

                        Alamogordo Financial Corporation
            Consolidated Statement of Changes in Stockholders' Equity
                       Six Months Ended December 31, 1999
                                   (Unaudited)


                                                        Accumulated
                                                           Other
                                                        Comprehensive   Total
                                       Stock     Equity     Income      Equity
                                       -----     ------     ------      ------
BALANCES AT JUNE 30, 1999 ........   $     --   $ 22,710   $   (269)   $ 22,441

Dividends ........................         --         --         --          --

Comprehensive income
   Net income ....................         --        388         --         388

   Other comprehensive income,
    net of tax:
     Change in unrealized loss
      on securities available
      for sale, net of deferred
      income taxes of $(85) ......         --         --       (127)       (127)
                                                                       --------

   Total comprehensive income ....         --         --         --         261
                                     --------   --------   --------    --------

Balances at December 31, 1999 ....   $     --   $ 23,098   $   (396)   $ 22,702
                                     ========   ========   ========    ========

                        Alamogordo Financial Corporation
                      Consolidated Statements of Cash Flows
                   Six Months Ended December 31, 1999 and 1998
                                   (Unaudited)

                                                                  Six Months
                                                              Ended December 31,
                                                              ------------------
                                                               1999        1998
                                                               ----        ----
Cash flows from operating activities:
   Net income ..........................................        388         295
   Adjustments to reconcile net income to
    net cash provided by operating activities
      Depreciation .....................................        181         166
      Net amortization of premiums and accretion
       of discounts on securities ......................        (28)        (48)
      Gain on sale of loans ............................         --          (5)
      (Gain) loss on sales of other real
       estate owned ....................................         --           9
      Gain on sales of premises and equipment ..........        (29)         --
   (Increase) decrease in interest receivable ..........         74         (64)
   (Increase) decrease in other assets .................       (118)       (102)
   Increase (decrease) in interest payable and
    other liabilities ..................................       (108)        (41)
                                                            -------     -------
      Net cash provided by operating activities ........        360         210

Cash flows from investing activities:
   Proceeds from maturities of securities
    available-for sale .................................      1,084      13,777
   Proceeds from maturities of securities
    held-to-maturity ...................................      1,297         466
   Purchases of securities available-for-sale ..........         --      (5,019)
   Purchases of securities held-to-maturity ............      2,915          --
   Purchases of FHLB stock .............................        (38)        (38)
   Net (increase) decrease in loans ....................     (1,712)       (867)
   Proceeds from sale of loans .........................         --       1,148
   Purchases of loans ..................................         --      (4,585)
   Proceeds from sales of premises and equipment .......         74          --
   Purchases of premises and equipment .................        (66)       (327)
   Net proceeds from sales of real estate owned ........        158          25
                                                            -------     -------
      Net cash provided by (used in)
       investing activities ............................     (2,118)      4,580

Cash flows from financing activities:
   Net increase (decrease) in deposits .................        891         701
   Net increase (decrease) in escrows ..................       (517)       (623)
   Payments on note payable ............................         --          --
   Proceeds from advances from Federal Home
    Loan Bank ..........................................         --          --
   Cash dividends paid on common stock .................         --          --
                                                            -------     -------
      Net cash provided by (used in) financing
       activities ......................................        374          78
                                                            -------     -------

Net increase in cash and cash equivalents ..............     (1,384)      4,868

Cash and cash equivalents, beginning of year ...........      8,472       6,992
                                                            -------     -------

Cash and cash equivalents, end of year .................      7,088      11,860
                                                            -------     -------
Noncash investing and financing activities:
   Transfers of loans to real estate owned .............        209          --

Supplemental disclosures of cash flow information:
   Income taxes paid ...................................        186         106
   Interest ............................................      3,378       3,777

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

1. Stock Offering

         On October 19,1999, the Board of Directors of Alamogordo Financial adopted a Plan of Stock issuance. Pursuant to the Plan of Stock Issuance, a prospectus date February 11, 2000, and a prospectus supplement filed with the Office of Thrift Supervision and the Securities and Exchange Commission, Alamogordo Financial plans to offer and sell up to 640,751 shares of its common stock in a community offering, and issue additional shares to AF Mutual Holding Company. Following the offering, purchasers in the offering will own between 28.0% and 38.0% of Alamogordo Financial's common stock, and AF Mutual Holding
Company will own between 62.0% and 72.0%. The offering price will be $10 per share. Offering costs will be deferred and deducted from the proceeds of the shares sold. If the offering is not completed, all costs will be charged to expense.

2. Basis of Presentation

         The financial statements included herein have been prepared by Alamogordo Financial without audit. In the opinion of management, the unaudited financial statements include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for the periods presented. Certain information and footnote disclosures normally included in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Alamogordo Financial believes that the disclosures are adequate to make the information presented not misleading; however, the results for the quarter ended December 31, 1999 are not necessarily indicative of results to be expected for the entire fiscal year ending June 30, 2000.

         The interim unaudited financial statements presented herein should be read in conjunction with Alamogordo Financial's prospectus dated February 11, 2000, and the annual audited financial statements of Alamogordo Financial for the fiscal year ended June 30, 1999, that are contained in the prospectus.

3. Allowance for Loan Losses

         The allowance for loan losses is established through provisions for losses charged to earnings. Loan losses are charged against the allowance when management believes that the collection of principal is unlikely. Recoveries of loans previously charged-off are credited to the allowance when realized.

         The allowance for loan losses is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible, based on evaluations of the collectibility of the loans. Management's evaluations, which are subject to periodic review by the Bank's regulators, take into consideration such factors as the Bank's past loan loss experience, changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and collateral values, and current economic conditions that may affect the borrowers' ability to pay. Future adjustments to the allowance for loan losses may be necessary based on changes in economic and real estate market conditions, further information obtained regarding known problem loans, regulatory examinations, the identification of additional problem loans, and other factors.

Activity in the allowance for loan losses for the periods indicated is summarized as follows:


                                    Six Months Ended         Three Months Ended
                                       December 31,              December 31,
                                    -----------------        ------------------
                                     1999        1998          1999       1998
                                     ----        ----          ----       ----
Balance at beginning of period...     472         486           467        481
Provision for loan losses........      --          --            --         --
Charge-offs......................     (11)         (5)           (5)        --
Recoveries.......................       8          --             7         --
                                    -----       -----         -----      -----
Balance at end of period.........   $ 469       $ 481         $ 469      $ 481
                                    =====       =====         =====      =====


4. Comprehensive Income

         Alamogordo Financial has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses). In accordance with the provisions of SFAS No. 130, Alamogordo Financial's total comprehensive income (loss) was $261 and $322 for the six months ended December 31, 1999 and 1998, respectively, and $69 and $105 for the three months ended December 31, 1999 and 1998, respectively. The difference between Alamogordo Financial's net income and total comprehensive income for these periods equals the change in the after- tax net unrealized gain or loss on securities available for sale during the applicable periods. Accumulated other comprehensive income (loss) in the consolidated statements of financial condition represents the after-tax net unrealized gain
(loss) on securities available for sale as of December 31, 1999 and June 30, 1999.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AT DECEMBER 31, 1999 AND JUNE 30, 1999

         Alamogordo Financial's total assets increased by $527,000, or .3%, to $156.7 million at December 31, 1999, from $156.2 million at June 30, 1999. The increase resulted primarily from an increase in loans receivable and securities, partially offset by a decrease in cash and cash equivalents. Loans receivable increased by $1.5 million, or 1.3%, to $117.4 million from $115.9 million as a result of new loan originations surpassing principal repayments and loan payoffs. Securities, including mortgage- backed securities, increased by $435,000, or 2.1%, to $20.9 million from $20.5 million as a result of new purchases surpassing maturities and repayments. Cash and cash equivalents decreased by $1.4 million, or 16.3%, to $7.1 million from $8.5 million primarily due to the annual payment of county property taxes for borrowers.

         Total deposits increased by $891,000, or .7%, to $123.4 million at December 31, 1999 from $122.5 million at June 30, 1999. The increase resulted from a $1.1 million, or 1.1%, increase in term certificates to $103.6 million from $102.5 million, offset by a $178,000, or .1%, decrease in transaction and savings deposits to $19.8 million from $20.0 million. The increase in term certificates resulted primarily from an increase in public funds. Total borrowings were unchanged at $10.0 million.

         Equity increased by $261,000, or 1.16%, to $22.7 million from $22.4 million primarily due to earnings over the period, partially offset by a $127,000 decrease in accumulated other comprehensive income related to unrealized losses on securities available for sale. As of December 31, 1999, Alamogordo Federal had $22.7 million of tangible capital or 14.4% of tangible assets, $22.7 million of core capital or 14.4% of total adjusted assets, and $23.1 million of risk-based capital or 29.9% of risk- weighted assets.

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 1999 AND 1998

         General. Net income increased by $2,000, or 1.3%, to $159,000 for the three months ended December 31, 1999, from $157,000 for the three months ended December 31, 1998. The increase resulted from an increase in net interest income and other income, partially offset by an increase in other expense and the provision for income taxes. Alamogordo Federal's computers and data processors did not experience any difficulties related to their ability to correctly identify the year 2000.

         Interest Income. Interest income decreased by $139,000, or 5.0%, to $2.6 million for the three months ended December 31, 1999 from $2.8 million for the three months ended December 31, 1998. The decrease resulted from a decrease in interest on securities and other interest-earning assets, partially offset by an increase in interest and fees on loans. Interest and fees on loans receivable increased by $36,000, or 1.6%. The increase resulted from a $6.3 million, or 5.7%, increase in the average balance of loans receivable to $117.2 million from $110.9 million, partially offset by a 32 basis point decrease in the average yield on the loan portfolio to 7.80% from 8.12%. The increase in average balance of loans receivable resulted from a net increase in both mortgage and consumer and other loans. The decrease in the average yield resulted from the prepayment of higher yielding loans in a declining interest rate environment. The decrease in average yield also resulted, in part, from downward adjustments in adjustable-rate loans. Interest on securities, including mortgage-backed securities and other interest- earning assets, decreased by $175,000, or 32.7%, to $360,000 from $535,000. This decrease resulted from a $4.1 million, or 16.3%, decrease in the average balance of securities due to maturities and repayment of principal, and a 10 basis point decrease in the average yield on securities. The average balance of other interest-earning assets decreased by $9.4 million, the effects of which were partially offset by an increase in the average yield of 190 basis points.

         Interest Expense. Interest expense on deposits decreased by $203,000, or 11.6%, to $1.5 million for the three months ended December 31, 1999 from $1.8 million for the three months ended December 31,1998. Interest expense on transaction and savings accounts decreased to $101,000 from $111,000, as the average balance of transaction and savings accounts remained relatively stable, and the average cost decreased to 2.27% from 2.46%. Interest expense on certificate accounts decreased by $193,000, to $1.4 million from $1.6 million, as the average balance of certificate accounts decreased by $4.6 million and the average cost decreased by 48 basis points. Interest expense on borrowings remained stable at $127,000. The decrease in certificate accounts resulted primarily from a decrease in public funds. The decrease in rates resulted from a general decline in shorter-term market rates of interest.

         Net Interest Income. Net interest income increased by $64,000, or 7.0%, to $973,000 for the three months ended December 31, 1999 from $909,000 for the three months ended December 31, 1998. Net interest rate spread, the difference between the yield on average total interest-earning assets and the cost of average total interest-bearing liabilities, increased by 41 basis points to 2.36% from 1.95%.

         Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level that we believe is appropriate to absorb future charge-offs of loans deemed uncollectible. In determining the appropriate level of the allowance for loan losses, management considers loss experience, evaluations of real estate collateral, economic conditions, volume and type of lending and the levels of nonperforming and other classified loans. Based on our evaluation of these factors, and based on loan allowance recoveries of $7,000 and charge-offs of $5,000 for the three months ended December 31, 1999, and no charge-offs or recoveries for the three months ended December 31, 1998, we made no provision for loan losses. The allowance for loan losses decreased to $469,000, or 259.1% of total nonperforming loans at December 31, 1999 from $472,000, or 88.7% of total nonperforming loans at June 30, 1999. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. Management believes that the allowance for loan losses at December 31, 1999 and June 30, 1999 was adequate.

         Other Income. Total other income includes service charges and fees, lease income, gain (loss) on sale of real estate owned and premises and equipment, and other. Total other income increased by $19,000, or 29.2%, to $84,000 from $65,000. Service charges and fees increased by $16,000 primarily due to ATM fee income and deposit account service charges. Lease income increased by $5,000 as a result of increased tenant occupancy of the office building.

         Other Expense. Total other expense increased by $45,000, or 6.1%, to $796,000 for the three months ended December 31, 1999 from $751,000 for the three months ended December 31, 1998. A decrease in the deferral of loan origination costs, which was offset by employee compensation expense, contributed $16,000 to this increase as new loan originations decreased during the latter period. Advertising expense increased $9,000 primarily due to additional marketing programs. These increases were partially offset by a $15,000 decrease in data processing fees due to Alamogordo Federal's conversion of its data processing system during the earlier period.

         Provision for Income Taxes. The provision for income taxes increased to $102,000, or 39.1% of net income before income taxes, from $66,000, or 29.6% of net income before income taxes. The increase in the provision resulted from an increase in net income before income taxes. The increase in effective tax rate resulted from a decrease in income from tax-exempt securities and other changes in deferred tax items.

COMPARISON OF OPERATING RESULTS FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998

         General. Net income increased by $93,000, or 31.7%, to $388,000 for the six months ended December 31, 1999, from $295,000 for the six months ended December 31, 1998. The increase resulted from an increase in net interest income and other income, partially offset by an increase in other expense and the provision for income taxes.

         Interest Income. Interest income decreased by $309,000, or 5.5%, to $5.3 million for the six months ended December 31, 1999 from $5.6 million for the six months ended December 31, 1998. The decrease resulted from a decrease in interest on securities and other interest-earning assets, partially offset by an increase in interest and fees on loans. Interest and fees on loans receivable increased by $114,000, or 2.6%. The increase resulted from a $7.2 million, or 6.5%, increase in the average balance of loans receivable to $116.9 million from $109.7 million, partially offset by a 30 basis point decrease in the average yield on the loan portfolio to 7.83% from 8.13%. The increase in average balance of loans receivable resulted from a net increase in both mortgage and consumer and other loans. The decrease in the average yield resulted from the prepayment of higher yielding loans in a declining interest rate environment. The decrease in average yield also resulted, in part, from downward adjustments in adjustable-rate loans. Interest on securities, including mortgage-backed securities and other interest- earning assets, decreased by $423,000, or 37.5%, to $704,000 from $1.1 million. This decrease resulted from an $8.7 million, or 30.2%, decrease in the average balance of securities due to maturities and repayment of principal, and an 8 basis point decrease in the average yield on securities. The average balance of other interest-earning assets decreased by $6.8 million, the effects of which were partially offset by a 76 basis point increase in the average yield.

         Interest Expense. Interest expense on deposits decreased by $441,000, or 12.5%, to $3.1 million for the six months ended December 31, 1999 from $3.5 million for the six months ended December 31,1998. Interest expense on transaction and savings accounts decreased to $197,000 from $245,000, as the average balance of transaction and savings accounts remained relatively stable, and the average cost decreased to 2.18% from 2.72%. Interest expense on certificate accounts decreased by $393,000, to $2.9 million from $3.3 million, as the average balance of certificate accounts decreased by $5.6 million and the average cost decreased by 44 basis points. Interest expense on borrowings decreased to $250,000 from $254,000. The decrease in certificate accounts resulted primarily from a decrease in public funds. The decrease in rates resulted from a general decline in shorter-term market rates of interest.

         Net Interest Income. Net interest income increased by $136,000, or 7.5%, to $1.9 million for the six months ended December 31, 1999 from $1.8 million for the six months ended December 31, 1998. The net interest rate spread, the difference between the yield on average total interest-earning assets and the cost of average total interest-bearing liabilities, increased by 45 basis points to 2.38% from 1.93%.

         Provision for Loan Losses. Our policy regarding provisions for loan losses is described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Comparison of Operating Results for the Three Months Ended December 31, 1999 and 1998." Based on the factors described in that section, and based on net loan charge-offs of $3,000 and $5,000 during the six months ended December 31, 1999 and 1998, respectively, we made no provision for loan losses in either period. Management believes that the allowance for loan losses at December 31, 1999 was adequate.

         Other Income. Total other income increased by $74,000, or 62.7%, to $192,000 from $118,000. Service charges and fees increased by $33,000 primarily due to ATM fee income and deposit account service charges. Lease income increased by $10,000 as a result of increased tenant occupancy of the office building. Gain on sale of real estate totaled $29,000 for the six months ended December 31, 1999, as compared to no gain for the previous period as a result of the sale of land.

         Other Expense. Total other expense increased by $26,000, or 1.7%, to $1.6 million for the six months ended December 31, 1999 from $1.5 million for the six months ended December 31, 1998. The net increase was the result primarily of the opening of Alamogordo Federal's second branch office.

         Provision for Income Taxes. The provision for income taxes increased to $195,000, or 33.4% of net income before income taxes, from $104,000, or 26.1% of net income before income taxes. The increase in the provision resulted from an increase in net income before income taxes. The increase in effective tax rate resulted from a decrease in income from tax-exempt securities and other changes in deferred tax items.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

         There are various claims and lawsuits in which Alamogordo Financial is periodically involved incidental to its business. In the opinion of management, no material loss is expected from any of such pending claims or lawsuits.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

         (a) Changes in Securities.

         Not applicable.

         (b) Use of proceeds.

         Not applicable

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         Not applicable.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None.

ITEM 5.  OTHER INFORMATION

         None.

ITEM 6.  EXHIBITS AND REPORT ON FORM 8-K.

         None.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed by the undersigned thereunto duly authorized.


                                    Alamogordo Financial Corporation

                                        /s/ R. Miles Ledgerwood
Date: March 30, 2000                By: ----------------------------------------
                                        R. Miles Ledgerwood
                                        President and Chief Executive Officer


                                        /s/ Norma J. Clute
Date: March 30, 2000                By: ----------------------------------------
                                        Norma J. Clute
                                        Vice President and Treasurer

================================================================================

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. ALAMOGORDO FINANCIAL CORPORATION HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                                   ALAMOGORDO
                              FINANCIAL CORPORATION



                              UP TO 640,751 SHARES


                                  Common Stock
                           ($0.10 par value per share)




                                SUBSCRIPTION AND
                               COMMUNITY OFFERING
                                   PROSPECTUS



                         -------------------------------

                          KEEFE, BRUYETTE & WOODS, INC.

                         ------------------------------



                               April _____ , 2000



                  THESE SECURITIES ARE NOT DEPOSITS OR ACCOUNTS
                   AND ARE NOT FEDERALLY INSURED OR GUARANTEED

Until the later of _________, 2000 or 90 days after commencement of the offering, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


================================================================================

PART II:  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers

     Generally, federal regulations define areas for indemnity coverage for federal mid-tier holding companies, as follows:

          (a) Any person against whom any action is brought or threatened because that person is or was a director or officer of the company shall be indemnified for:

               (i) Any amount for which that person becomes liable under a judgment in such action; and

               (ii) Reasonable costs and expenses, including reasonable attorneys' fees, actually paid or incurred by that person in defending or settling such action, or in enforcing his or her rights under this section if he or she attains a favorable judgement in such enforcement action.

          (b) Indemnification shall be made to such person under paragraph (b) of this Section only if:

               (i)  Final judgment on the merits is in his or her favor; or

               (ii) In case of:

                    a.  Settlement,

                    b.  Final judgement against him or her, or

                    c. Final judgement in his or her favor, other than on the merits,

               if a majority of the disinterested directors of the company determine that he or she was acting in good faith within the scope of his or her employment or authority as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interest of the company. However, no indemnification shall be made unless the company gives the Office at least 60 days notice of its intention to make such indemnification. Such notice shall state the facts on which the action arose, the terms of any settlement, and any disposition of the action by a court. Such notice, a copy thereof, and a certified copy of the resolution containing the required determination by the board of directors shall be sent to the
               Regional Director, who shall promptly acknowledge receipt thereof. The notice period shall run from the date of such receipt. No such indemnification shall be made if the OTS advises the association in writing, within such notice period, of its objection thereto.

          (c)  As used in this paragraph:

               (i)  "Action" means any judicial or administrative proceeding, or
          threatened   proceeding,   whether  civil,   criminal,  or  otherwise,
          including any appeal or other proceeding for review;

               (ii) "Court" includes, without limitation, any court to which or in which any appeal or any proceeding for review is brought;

               (iii) "Final Judgment" means a judgment, decree, or order which is not appealable or as to which the period for appeal has expired with no appeal taken;

               (iv) "Settlement" includes the entry of a judgment by consent or confession or a plea of guilty or of nolo contendere.

Item 25.  Other Expenses of Issuance and Distribution

                                                                         Amount
                                                                        --------
     *    Legal Fees .................................................  $115,000
     *    Printing, Mailing and Photocopying .........................   135,000
     *    Appraisal and Business Plan Fees and Expenses ..............    25,000
     *    Accounting Fees and Expenses ...............................   115,000
     **   Marketing Fees and Expenses ................................   135,000
     ***  Filing Fees (SEC and OTS) and Expenses .....................    45,000
     *    Blue Sky ...................................................    15,000
     *    Miscellaneous Expenses .....................................    65,000
                                                                        --------
     **   Total ......................................................  $650,000
                                                                        ========
------------
*    Estimated

** Alamogordo Federal Savings and Loan Association and the Company have retained Charles Webb & Co.("Charles Webb") to assist in the sale of common stock on a best efforts basis in the Subscription and Community Offerings. For purposes of computing estimated expenses, it has been assumed that Charles Webb will receive fees and expenses of approximately $100,000, exclusive of its out of pocket expenses of $35,000.

***  Includes Edgarization fees.


Item 26.  Recent Sales of Unregistered Securities.

     Not Applicable.


Item 27.  Exhibits and Financial Statement Schedules:

     (a)  List of Exhibits

          The index of exhibits immediately preecedes the exhibits attached to this registration statement.

     (b)  Financial Statement Schedules

          No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 28.  Undertakings

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement of securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.

          (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) To provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Alamogordo, State of New Mexico on March 30, 2000.


                                        ALAMOGORDO FINANCIAL CORPORATION


                                   By:  /s/ R. Miles Ledgerwood
                                        ----------------------------------------
                                        R. Miles Ledgerwood
                                        President and Chief Executive Officer
                                        (Duly Authorized Representative)


                                POWER OF ATTORNEY

     We, the undersigned directors and officers of Alamogordo Financial Corporation (the "Company") hereby severally constitute and appoint R. Miles Ledgerwood, as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said R. Miles Ledgerwood may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form SB-2 relating to the offering of the Company's Common Stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said R. Miles Ledgerwood shall do or cause to be done by virtue thereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed below by the following persons in the capacities and as of the dates indicated.

       Signatures                     Title                            Date
       ----------                     -----                            ----

/s/ R. Miles Ledgerwood       President, Chief Executive          March 30, 2000
------------------------      Officer and Director (Principal
R. Miles Ledgerwood           Executive Officer)


/s/ Norma J. Clute            Chief Financial Officer and         March 30, 2000
------------------------      Treasurer (Principal Financial
Norma J. Clute                and Accounting Officer)


/s/ Robert W. Hamilton        Chairman of the Board               March 30, 2000
------------------------
Robert W. Hamilton


/s/ S. Thomas Overstreet      Director                            March 30, 2000
------------------------
S. Thomas Overstreet


/s/ Marilyn L. Mott           Director                            March 30, 2000
------------------------
Marilyn L. Mott


/s/ Earl E. Wallin            Director                            March 30, 2000
------------------------
Earl E. Wallin

      As filed with the Securities and Exchange Commission on April 3, 2000
                                                      Registration No. 333-92913
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                             ----------------------




                                    EXHIBITS
                                       TO
                        POST-EFFECTIVE AMENDMENT NO. 2 TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM SB-2




                             ----------------------




                        ALAMOGORDO FINANCIAL CORPORATION



================================================================================

                                  EXHIBIT INDEX


1.1 Engagement Letter between Alamogordo Financial Corporation and Charles Webb & Co.*

1.2 Form of Agency Agreement among Alamogordo Financial Corporation, Alamogordo Federal Savings and Loan Association, and Charles Webb & Co.*

2     Alamogordo Financial Corporation Stock Issuance Plan*

3.1   Amended Stock Holding Company Charter of Alamogordo Financial Corporation*

3.2   Bylaws of Alamogordo Financial Corporation*

4     Form of Common Stock Certificate of Alamogordo Financial Corporation*

5 Opinion of Luse Lehman Gorman Pomerenk & Schick, P.C. regarding legality of securities being registered*

10.1  Form of Employee Stock Ownership Plan*

21    Subsidiaries of the Registrant*

23.1 Consent of Luse Lehman Gorman Pomerenk & Schick, P.C. (contained in opinion filed as Exhibit 5)*

23.2 Consent of The Accounting & Consulting Group, L.L.P. with respect to Report on Financial Statements*

23.3  Consent of RP Financial, LC.

24    Power of Attorney (set forth on Signature Page)*

27    EDGAR Financial Data Schedule*

99.1  Agreement between Alamogordo Financial Corporation and RP Financial, LC.*

99.2 Business Plan Agreement between Alamogordo Financial Corporation and RP Financial, LC.*

99.3  Appraisal Report of RP Financial, LC.(separately filed)**

99.4  Marketing Materials*

99.5  Order and Acknowledgment Form*

99.6  Additional Marketing Materials

99.7  Additional Order and Acknowledgment Forms

----------
*  Previously filed.

** Paper copy of this Exhibit is filed supplementally pursuant to Rule 202 of Regulation S-T.